SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: October 31, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

Third Quarter Report
September 30, 2007

Oncolytics Biotech Inc.
TSX: ONC
NASDAQ: ONCY

Third Quarter Report
For the quarter ended September 30, 2007
Letter to Shareholders
Clinical trial results announced in the third quarter and the commencement of enrolment in a third combination clinical trial highlighted an exciting and busy quarter for the Company. We reported positive interim clinical results from our Phase Ia/Ib combination REOLYSIN® and radiation trial and also announced the start of enrolment in a combination REOLYSIN® and docetaxel trial. In October, we received permission to begin a unique clinical trial in the U.K. that will examine REOLYSIN® in combination with cyclophosphamide, an immune system modulator. In the quarter, the Company also secured two additional U.S. patents and made presentations regarding preclinical and manufacturing processes at several international meetings.
Clinical Trial Progress
Oncolytics is currently enrolling patients in seven clinical trials in the U.S. and the U.K., and has permission to begin a combination REOLYSIN®/cyclophosphamide trial in the U.K.
Positive Interim Combination REOLYSIN® and radiation results
Our Phase Ia/Ib trial using REOLYSIN® in combination with radiation continues to report encouraging results. In September, we announced positive interim results from our clinical trial examining the combination of REOLYSIN® and radiation for patients with advanced or metastatic cancers. A total of 22 patients were treated, with 15 completing the study. Five patients withdrew from the study and two patients are still on study. Of 11 patients treated in the 1a portion of the study, three patients experienced significant partial responses in the target tumour, as well as stable disease in non-treated tumours. Of 6 patients who completed the 1b portion of the study, three patients experienced tumour regression in the target tumour, as well as stable disease in non-treated treated tumours. The Ib trial is still enrolling patients and we are continuing to evaluate the data.
The interim results were presented at the National Cancer Research Institute (NCRI) conference in Birmingham, UK on October 2, 2007, as well as at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics in San Francisco on October 24, 2007.
Additional REOLYSIN® and chemotherapy trials move forward
In July, we commenced patient enrolment in our third trial using REOLYSIN® in combination with standard chemotherapeutic agents in the U.K. This trial will evaluate the systemic administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers including bladder prostate, lung and upper gastro-

intestinal. Preclinical studies have demonstrated that this combination is synergistic against a variety of cancer cell lines.
A fourth clinical trial which will examine the systemic administration of REOLYSIN® in combination with cyclophosphamide, an immune modulator and chemotherapeutic agent, was approved by the U.K. health authorities in October. This is a unique trial that will deliver a standard dose of REOLYSIN® with escalating doses of cyclophosphamide to patients who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that have not responded to standard therapy or for which no curative standard therapy exists. The primary objectives of the trial include determining the minimum effective immunomodulatory dose of cyclophosphamide to obtain successful immune modulation. Secondary objectives include the safety profile of the combination and gathering evidence of anti-tumour activity.
Intellectual Property Advances
To date, Oncolytics has secured more than 150 issued patents worldwide including two U.S. patents issued in the third quarter. The two new U.S. patents cover the use of modified herpes simplex viruses to treat cancer, as well as the use of REOLYSIN® with chemotherapy to prevent the development of drug resistance to chemotherapeutic agents.
Preclinical Developments
Preclinical work completed by our collaborators at the CR-UK Clinical Centre, Leeds, U.K. demonstrated for the first time how reovirus-infected melanoma cells stimulate dendritic cells to prime the immune system against cancer cells. The work was presented in September at the National Cancer Research Institute Conference in Birmingham. U.K.
With the expansion of our clinical trial program, particularly into Phase II trials, we expect the remainder of 2007 and 2008 to be an exciting period of significant progress for the Company. As always, thank you for your continued support and encouragement.
Brad Thompson, PhD
President and CEO
October 29, 2007

October 29, 2007
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
This discussion and analysis should be read in conjunction with the unaudited financial statements of Oncolytics Biotech Inc. as at and for the three and nine months ended September 30, 2007 and 2006, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2006. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
FORWARD-LOOKING STATEMENTS
The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2007 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements.
OVERVIEW
Oncolytics Biotech Inc. is a Development Stage Company
Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
General Risk Factors
Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including our ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.
See also “RISK FACTORS AFFECTING FUTURE PERFORMANCE” in our 2006 MD&A.
REOLYSIN® Development Update for the Third Quarter of 2007
We continue to develop our lead product REOLYSIN® as a possible cancer therapy. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.
Clinical Trial Program
Our clinical trial program includes eight clinical trials of which seven are being conducted by us and one is being sponsored by the U.S. National Cancer Institute (“NCI”). In the third quarter of 2007, we announced positive interim results from our U.K. phase Ia/Ib combination REOLYSIN® and radiation clinical trial. As well, we commenced patient enrollment in our U.K. combination REOLYSIN®/docetaxel clinical trial, increasing our actively enrolling clinical trials to seven.
Clinical Trial Results
In the third quarter of 2007, we announced positive interim results from our U.K. Phase Ia/Ib combination REOLYSIN® and radiation clinical trial for patients with advanced or metastatic cancers. As of September 28, 2007, 22 patients had been treated with 15 having completed the study. Five patients withdrew from the study, and two patients are still on study.
A total of 11 patients in the Ia portion of the trial have received two intratumoural treatments of REOLYSIN® at dosages of 1x108, 1x109, or 1x1010 TCID50 with a constant localized radiation dose of 20 Gy given in five fractions. Of these 11 patients, three patients (oesophageal, squamous skin carcinoma and squamous cell scalp) experienced significant partial responses.
One month following treatment, the oesophageal patient experienced a 28.5% reduction in the target tumour, with stable disease noted in four, non-treated tumours. At two and three months, the target tumour had shrunk 64%, with stable disease continuing in the four non-treated tumours, including a 15% volume reduction in non-treated mediastinal disease that was maintained for more than six months. The squamous skin cancer patient experienced a 50% reduction in the target tumour, as well as stable disease in two, non-treated tumours at one, two and three months post treatment. The squamous cell scalp patient experienced stable disease in the target tumour for two months which then became a partial response at three months. This patient also experienced stable disease in one non-treated tumour measured at three months post-treatment.
Patients in the Ib portion received either two, four or six intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant localized radiation dose of 36 Gy given in 12 fractions. Of the six patients who have completed the study to date, three patients (colorectal, melanoma and lung cancer) experienced tumour regression in the target tumour, as well as stable disease in non-treated tumours.

The colorectal patient experienced a partial response with a more than 50% regression in the target tumour as well as stable disease in four, non-treated tumours measured at one month following treatment. A melanoma patient experienced minor regression in the target tumour as well as stable disease in two, non-treated tumours at one and two months following treatment. A lung cancer patient experienced minor regression in the target tumour, as well as stable disease in three, non-treated tumours at two months following treatment.
The treatment has been well tolerated, with mostly Grade 1 or 2 toxicities noted including fatigue, lymphopenia, fever, and neutropenia. Grade 3 toxicities including cellulitis, dysphasia and diarrhoea were related to disease progression and not to the combination treatment. Viral replication was unaffected by cellular irradiation.
The primary objective of the Phase Ia/Ib trial was to determine the maximum tolerated dose (“MTD”), dose limiting toxicity (“DLT”), and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective is to examine any evidence of anti-tumour activity. Eligible patients include those who have been diagnosed with late stage advanced or metastatic solid tumours that are refractory (“have not responded”) to standard therapy or for which no curative standard therapy exists.
Clinical Trials – Actively Enrolling
At the end of the third quarter of 2007, we were actively enrolling in seven clinical trials. In the third quarter of 2007, we commenced enrollment in the following study:
U.K. Combination REOLYSIN® Docetaxel Clinical Trial
We commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers including bladder, prostate, lung and upper gastro-intestinal. In preclinical studies, the combination of REOLYSIN® and various taxanes including docetaxel has been shown to be synergistic against a variety of cancer cell lines.
The trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with docetaxel every three weeks. A standard dosage of docetaxel will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of docetaxel.
Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as bladder, prostate, lung or upper gastro-intestinal cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with docetaxel. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
Pre-Clinical Trial and Collaborative Program
In the third quarter of 2007, we announced that a poster presentation entitled “Reovirus Infection of Human Melanoma Cells Supports Priming of Anti-Tumour Cytotoxic T Cell Immunity” was presented by Dr. Robin Prestwich of CR-UK Clinical Centre, Leeds Institute of Molecular Medicine, University of Leeds, U.K. at the National Cancer Research Institute Cancer Conference in Birmingham, U.K.

In this study, the investigators infected melanoma cell lines with reovirus. The reovirus-infected cell lines stimulated the maturation of dendritic cells, which in turn educated cancer-killing T cells to attack and kill the melanoma cells.
Manufacturing and Process Development
We continued to have REOLYSIN® manufactured in order to supply our current and future clinical trial program. In the third quarter of 2007, our manufacturing activity was focused on the completion of the vial filling and packaging of the production runs that were completed earlier in 2007. Also in the third quarter of 2007, we continued process development that examined the scale up of our manufacturing process increasing the batch size from our present GMP scale of 20-litres to 40-litres and then to 100-litres.
Intellectual Property
In the third quarter of 2007, two U.S. patents were issued. At the end of the third quarter of 2007, we had been issued over 150 patents including 23 U.S. and six Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.
Financial Impact
We estimated at the beginning of 2007 that our monthly cash usage would be approximately $1,400,000 for 2007. Our cash usage for the nine months ending September 30, 2007 was $10,849,863 from operating activities and $635,815 for the purchases of intellectual property and capital assets which is in line with our estimate. Our net loss for the nine month period ending September 30, 2007 was $11,556,714.
Cash Resources
We exited the third quarter of 2007 with cash resources totaling $28,191,464 (see “Liquidity and Capital Resources”).
Expected REOLYSIN® Development for the Remainder of 2007
We plan to continue to enroll patients in our seven clinical trials and expect to add an additional clinical co-therapy trial. We believe that the NCI sponsored melanoma clinical trial will receive approval to commence in 2007. We believe we will complete enrollment in our U.K. Phase Ia/Ib clinical trial by the end of 2007 and complete enrollment in our Phase II combination REOLYSIN®/radiation and chemotherapy co-therapy studies in 2008. Also, our process development activity will focus on scale up studies and the examination of a lyophilization process for REOLYSIN®.
Based on our expected activity in 2007, we continue to estimate our average monthly cash usage to be $1,400,000 per month (see “Liquidity and Capital Resources”).
Recent 2007 Progress
On October 23, 2007, we announced receipt of a letter of approval to commence our clinical trial using intravenous administration of REOLYSIN® in combination with cyclophosphamide, a chemotherapeutic agent as well as immune modulator, in patients with advanced cancers.
The trial is an open-label, dose-escalating, non-randomized trial of REOLYSIN® given intravenously with escalating doses of cyclophosphamide. A standard dose of REOLYSIN® is administered intravenously over five consecutive days, while an intravenous dose of cyclophosphamide is administered three days before REOLYSIN® treatment and continues through the course of the treatment cycle. The total number of patients studied will depend on the number of dose levels tested, but it is anticipated to be approximately 30 patients.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objectives of the trial include determining the Minimum Effective Immunomodulatory Dose of cyclophosphamide to obtain successful immune modulation. Secondary objectives include the safety profile of the combination and gathering any evidence of anti-tumour activity.
THIRD QUARTER RESULTS OF OPERATIONS
(for the three months ended September 30, 2007 and 2006)
Net loss for the three month period ending September 30, 2007 was $3,763,901 compared to $3,425,169 for the three month period ending September 30, 2006.
Research and Development Expenses (“R&D”)

	2007	2006
	$	$

Manufacturing and related process development expenses	879,937	1,259,716
Clinical trial expenses	1,278,175	688,435
Pre-clinical trial and research collaboration expenses	293,785	301,165
Other R&D expenses	438,747	456,430

Research and development expenses	2,890,644	2,705,746

For the third quarter of 2007, R&D increased to $2,890,644 compared to $2,705,746 for the third quarter of 2006. The increase in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2007	2006
	$	$

Product manufacturing expenses	610,842	896,776
Technology transfer expenses	—	184,761
Process development expenses	269,095	178,179

Manufacturing and related process development expenses	879,937	1,259,716

During the third quarter of 2007, our M&P expenses decreased to $879,937 compared to $1,259,716 for the third quarter of 2006. In the third quarter of 2007, we continued to fill, test, and package the REOLYSIN® that was produced earlier in the year. During the third quarter of 2006, we commenced a number of cGMP production runs using our improved manufacturing process. The technology transfer of our improved process was successfully completed at the beginning of the third quarter of 2006.
Our process development studies in the third quarter of 2007 focused on increasing the scale of our production runs from batch sizes of 20 litres to 40 and then 100 litres. In the third quarter of 2006, we completed process development studies that were successful in improving virus yields.
Clinical Trial Program

	2007	2006
	$	$

Direct clinical trial expenses	1,201,557	639,719
Other clinical trial expenses	76,618	48,716

Clinical trial expenses	1,278,175	688,435

During the third quarter of 2007, our direct clinical trial expenses increased to $1,201,557 compared to $639,719 for the third quarter of 2006. In the third quarter of 2007, we incurred direct clinical trial expenses in our seven actively enrolling trials compared to only four enrolling trials in the third quarter of 2006.
Pre-Clinical Trial Expenses and Research Collaborations

	2007	2006
	$	$

Research collaboration expenses	293,785	252,460
Pre-clinical trial expenses	—	48,705

Pre-clinical trial expenses and research collaborations	293,785	301,165

During the third quarter of 2007, our research collaboration expenses were $293,785 compared to $252,460 for the third quarter of 2006. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics, and to investigate new uses of the reovirus as a therapeutic.
Other Research and Development Expenses

	2007	2006
	$	$

R&D consulting fees	38,152	70,323
R&D salaries and benefits	342,155	299,224
Other R&D expenses	58,440	86,883

Other research and development expenses	438,747	456,430

Our R&D salaries and benefits costs were $342,155 in the third quarter of 2007 compared to $299,224 in the third quarter of 2006. The increase is a result of increases in salary and staff levels along with the addition of our Vice President of Intellectual Property in 2007.
Operating Expenses

	2007	2006
	$	$

Public company related expenses	635,076	507,828
Office expenses	245,082	258,790

Operating expenses	880,158	766,618

During the third quarter of 2007, our public company related expenses were $635,076 compared to $507,828 for the third quarter of 2006. In the third quarter of 2007, we increased our professional fees and investor relations activity in the United States and Europe compared to the third quarter of 2006.
Stock Based Compensation

	2007	2006
	$	$

Stock based compensation	38,909	34,671

Stock based compensation for the third quarter of 2007 was $38,909 compared to $34,671 for the third quarter of 2006. In the third quarters of 2007 and 2006, we incurred stock based compensation associated with the vesting of previously granted options.

YEAR TO DATE RESULTS OF OPERATIONS
(for the nine months ended September 30, 2007 and 2006)
Net loss for the nine month period ending September 30, 2007 was $11,556,714 compared to $9,407,419 for the nine month period ending September 30, 2006.
Research and Development Expenses (“R&D”)

	2007	2006
	$	$

Manufacturing and related process development expenses	3,546,732	2,751,207
Clinical trial expenses	2,983,688	1,920,467
Pre-clinical trial and research collaboration expenses	731,445	691,553
Other R&D expenses	1,553,390	1,219,460

Research and development expenses	8,815,255	6,582,687

For the nine month period ending September 30, 2007, R&D increased to $8,815,255 compared to $6,582,687 for 2006. The increase in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2007	2006
	$	$

Product manufacturing expenses	3,134,143	1,664,308
Technology transfer expenses	—	457,975
Process development expenses	412,589	628,924

Manufacturing and related process development expenses	3,546,732	2,751,207

Our M&P expenses for the nine month period ending September 30, 2007 increased to $3,546,732 compared to $2,751,207 in 2006. For the nine month period ending September 30, 2007, our production and vial filling activity increased compared to 2006. During this period of 2007, we completed production runs that commenced in 2006 and initiated additional production runs to manufacture REOLYSIN® at the beginning of 2007. Also, as a result of the increased viral yields from the process development activity in 2006, we have incurred additional vial filling and packaging costs compared to 2006.
For the nine month period ending September 30, 2006, we completed the production runs that were ongoing at the end of 2005 for our Phase I trials. At the same time, our process development activity helped improve the virus yields from our manufacturing process. These improvements were then transferred to our cGMP manufacturer with additional production runs initiated in the third quarter of 2006.
Our process development expenses for the nine month period ending September 30, 2007 were $412,589 compared to $628,924 for the nine month period ending September 30, 2006. During this period of 2007, our main process development focus has been on the scale up of our production process, which has included scale up studies at 40 and 100 litres. During the nine month period ending September 30, 2006, our process development activity included viral yield and scale up studies along with the validation of our fill process.
We still expect that our overall manufacturing and related process development expenses for 2007 will be in line with 2006. In the fourth quarter of 2007, we plan to initiate a 40-litre technology transfer, complete our 100-litre scale up studies and investigate the lyophilization of REOLYSIN®. We are also examining ways to reduce our economic dependence resulting from having only a single cGMP manufacturer. This might include building up a level of inventory, increasing the scale of each production run, engaging another cGMP manufacturer or manufacturing REOLYSIN® ourselves. Depending on how we mitigate our risk of economic dependence our expectation of our 2007 M&P expenses may change.

Clinical Trial Program

	2007	2006
	$	$

Direct clinical trial expenses	2,798,024	1,783,138
Other clinical trial expenses	185,664	137,329

Clinical trial expenses	2,983,688	1,920,467

During the nine month period ending September 30, 2007, our direct clinical trial expenses were $2,798,024 compared to $1,783,138 for the nine month period ending September 30, 2006. In this period of 2007, we incurred direct patient costs in our seven ongoing clinical trials. As well, we incurred clinical site start up costs for our three co-therapy trials in the U.K. and our Phase II sarcoma clinical trial in the U.S. During the nine month period ending September 30, 2006, we incurred direct patient costs in four ongoing clinical trials along with clinical site start up costs associated with our U.S. recurrent malignant glioma and U.K. Phase Ia combination REOLYSIN® /radiation therapy trials.
We expect our clinical trial expenses will continue to increase for the remainder of 2007 compared to 2006 as we continue patient enrollment and expand our clinical trial program to include other trial sites and other studies.
Pre-Clinical Trial Expenses and Research Collaborations

	2007	2006
	$	$

Research collaboration expenses	694,315	634,199
Pre-clinical trial expenses	37,130	57,354

Pre-clinical trial expenses and research collaborations	731,445	691,553

During the nine month period ending September 30, 2007, our research collaboration expenses were $694,315 compared to $634,199 for the nine month period ending September 30, 2006. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics, the use of new RAS active viruses as potential therapeutics, and to investigate new uses of the reovirus as a therapeutic.
For the remainder of 2007, we still expect that pre-clinical trial expenses and research collaborations will decline compared to 2006. We expect to continue with our various collaborations in order to provide support for our expanding clinical trial program. As well, we may expand our collaborative activities to include other viruses.

Other Research and Development Expenses

	2007	2006
	$	$

R&D consulting fees	180,043	134,650
R&D salaries and benefits	1,109,709	907,115
Quebec scientific research and experimental development refund	(15,927)	(52,344)
Other R&D expenses	279,565	230,039

Other research and development expenses	1,553,390	1,219,460

During the nine month period ending September 30, 2007, our R&D consulting fees were $180,043 compared to $134,650 for the nine month period ending September 30, 2007. During this period of 2007, we incurred consulting activity associated with our ongoing clinical trials and assistance with our clinical trial applications. During this period of 2006, our consulting activity related to our ongoing clinical trials.
Our R&D salaries and benefits costs were $1,109,709 for the nine month period ending September 30, 2007 compared to $907,115 for the nine month period ending September 30, 2006. The increase is a result of increases in salary and staff levels along with the addition of our Vice President of Intellectual Property in 2007.
We still expect that our Other Research and Development expenses for the remainder of 2007 will increase compared to 2006. We expect that salaries and benefits will increase to reflect increased compensation levels and the salary and benefit costs for our Vice President of Intellectual Property. Our R&D consulting fees are expected to remain consistent with 2006. However, we may choose to engage additional consultants to assist us in the development of protocols and regulatory filings for our additional combination therapy and phase II clinical trial studies, possibly causing our R&D consulting expenses to increase.
Operating Expenses

	2007	2006
	$	$

Public company related expenses	1,970,903	2,007,464
Office expenses	827,727	782,183

Operating expenses	2,798,630	2,789,647

During the nine month period ending September 30, 2007, our public company related expenses were $1,970,903 compared to $2,007,464 for the nine month period ending September 30, 2006. In this period of 2007, our financial advisory expenses decreased compared to 2006. This decrease was offset by an increase in expenses associated with our investor relations activity in the U.S. and Europe and professional fees during the nine month period ending September 30, 2007 compared to 2006.
During the nine month period ending September 30, 2007, our office expenses were $827,727 compared to $782,183 for the nine month period ending September 30, 2006. Our office expense activity has remained consistent in 2007 to date compared to 2006 with increases mainly due to increased compensation levels and a general increase in office costs.
Stock Based Compensation

	2007	2006
	$	$

Stock based compensation	142,878	293,880

Stock based compensation for the nine month period ending September 30, 2007 was $142,878 compared to $293,880 for the nine month period ending September 30, 2006. During this period of 2007, we incurred stock based compensation associated with the vesting of options previously granted. In 2006, we incurred stock based compensation associated with the issue and immediate vesting of stock options to our two newly appointed directors and the vesting of previously granted options.
Commitments
As at September 30, 2007, we are committed to payments totaling $1,162,000 for the remainder of 2007 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.
SUMMARY OF QUARTERLY RESULTS
The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2007			2006				2005
	Sept.	June	March	Dec.	Sept.	June	March	Dec.
Revenue	—	—	—	—	—	—	—	—
Interest income	319	359	268	286	320	335	292	160
Net loss(3),	3,764	3,680	4,156	4,890	3,425	2,988	2,995	3,941
Basic and diluted loss per common share(3)	$0.09	$0.09	$0.11	$0.13	$0.09	$0.08	$0.08	$0.12
Total assets(1), (4)	33,897	37,670	41,775	33,566	37,980	40,828	43,660	46,294
Total cash(2), (4)	28,191	31,533	35,681	27,614	31,495	34,501	37,687	40,406
Total long-term debt(5)	—	—	—	150	150	150	150	150
Cash dividends declared(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2006.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)	Included in net loss and loss per common share between September 2007 and October 2005 are quarterly stock based compensation expenses of $38,909, $82,573, $21,396, $109,670, $34,671, $222,376, $36,833, and $38,152, respectively.

(4)	We issued 4,600,000 common shares for net cash proceeds of $12,063,394 during 2007 (2006 – 284,000 common shares for cash proceeds of $241,400; 2005 – 4,321,252 common shares for cash proceeds of $18,789,596).

(5)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation. On January 1, 2007, in conjunction with the adoption of the CICA Handbook section 3855 “Financial Instruments”, this loan was recorded at fair value (see note 1 of the September 30, 2007 interim financial statements).

(6)	We have not declared or paid any dividends since incorporation.
LIQUIDITY AND CAPITAL RESOURCES
As at September 30, 2007, we had cash and cash equivalents (including short-term investments) and working capital positions of $28,191,464 and $26,343,848, respectively compared to $27,613,748 and $25,719,870, respectively for December 31, 2006. The increase in 2007 reflects the cash inflow from financing activities of $12,063,394 offset by cash usage from operating activities and additions to our intellectual property of $10,849,863 and $586,124, respectively.
We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. For the remainder of 2007, we are expecting to continue to enroll patients in our existing trials and we also expect to expand our clinical trial program. As well, we expect to continue with our collaborative studies pursuing support for our future clinical trial program. We will therefore need to ensure that we have enough REOLYSIN® to supply our clinical trial and collaborative programs. We continue to expect our cash usage in 2007 to be $1,400,000 per month and we believe our existing capital resources are adequate to fund our current plans for research and development activities well into 2009. Factors that will affect our anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply our clinical trial program and the cost of each run, additional activities reducing our economic dependence on a single supplier, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity undertaken.
In the event that we choose to seek additional capital, we will look to fund additional capital requirements primarily through the issue of additional equity. We recognize the challenges and uncertainty inherent in the capital markets and the potential difficulties we might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that we will have the ability to raise funds when required.
Capital Expenditures
We spent $586,124 on intellectual property during the nine month period ending September 30, 2007 compared to $552,319 during the nine month period ending September 30, 2006. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. As well, we have benefited from a stronger Canadian dollar as our patent costs are typically incurred in U.S. currency. In the third quarter of 2007, two U.S. patents were issued bringing our total patents issued to 23 in the U.S. and six in Canada.
Investing Activities
Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. We have $24,865,090 invested under this policy and we are currently earning interest at an effective rate of 4.23% (2006 – 3.89%).
OTHER MD&A REQUIREMENTS
We have 41,120,748 common shares outstanding at October 29, 2007. If all of our warrants (4,972,000) and options (3,497,950) were exercised we would have 49,590,698 common shares outstanding.
Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.

FINANCIAL STATEMENTS
Oncolytics Biotech Inc.
September 30, 2007

Oncolytics Biotech Inc.
BALANCE SHEETS
(unaudited)
As at,

	September	December 31,
	30, 2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	3,326,374	3,491,511
Short-term investments [note 7]	24,865,090	24,122,237
Accounts receivable	36,637	84,003
Prepaid expenses	413,811	638,540

	28,641,912	28,336,291

Property and equipment	169,226	149,596

Intellectual property	5,085,755	5,079,805

	33,896,893	33,565,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,298,064	2,616,421

Alberta Heritage Foundation loan [notes 1 and 8]	—	150,000

Shareholders’ equity
Share capital [note 2]
Authorized: unlimited number of common shares
Issued: 41,120,748 (December 31, 2006 – 36,520,748)	92,708,665	83,083,271
Warrants [note 2]	6,654,740	4,216,740
Contributed surplus [note 4]	8,672,204	8,529,326
Deficit [notes 1 and 5]	(76,436,780)	(65,030,066)

	31,598,829	30,799,271

	33,896,893	33,565,692

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

					Cumulative
	Nine Month	Nine Month	Three Month	Three Month	from inception
	Period	Period	Period	Period	on April 2,
	Ending	Ending	Ending	Ending	1998 to
	September	September	September	September	September 30,
	30, 2007	30, 2006	30, 2007	30, 2006	2007
	$	$	$	$	$

Revenue
Rights revenue	—	—	—	—	310,000

	—	—	—	—	310,000

Expenses
Research and development	8,815,255	6,582,687	2,890,644	2,705,746	52,036,449
Operating	2,798,630	2,789,647	880,158	766,618	19,569,211
Stock-based compensation [note 3]	142,878	293,880	38,909	34,671	4,308,527
Foreign exchange loss/(gain)	2,829	(2,703)	18,917	5,129	651,677
Amortization – intellectual property	713,887	647,893	244,299	220,774	4,750,721
Amortization – property and equipment	30,061	43,379	10,197	12,685	437,744

	12,503,540	10,354,783	4,083,124	3,745,623	81,754,329

Loss before the following:	12,503,540	10,354,783	4,083,124	3,745,623	81,444,329

Interest income	(946,826)	(947,364)	(319,223)	(320,454)	(5,749,831)

Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685

Loss before taxes	11,556,714	9,407,419	3,763,901	3,425,169	77,551,780

Future income tax recovery	—	—	—	—	(1,115,000)

Net loss and comprehensive loss for the period	11,556,714	9,407,419	3,763,901	3,425,169	76,436,780

Basic and diluted loss per share	0.29	0.26	0.09	0.09

Weighted average number of shares (basic and diluted)	40,181,777	36,317,687	41,120,748	36,368,270

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF CASH FLOWS
(unaudited)

					Cumulative
			Three Month	Three Month	from inception
	Nine Month	Nine Month	Period	Period	on April 2,
	Period Ending	Period Ending	Ending	Ending	1998 to
	September 30,	September 30,	September	September	September 30,
	2007	2006	30, 2007	30, 2006	2007
	$	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(11,556,714)	(9,407,419)	(3,763,901)	(3,425,169)	(76,436,780)
Add/(deduct) non-cash items
Amortization – intellectual property	713,887	647,893	244,299	220,774	4,750,721
Amortization – property and equipment	30,061	43,379	10,197	12,685	437,744
Stock-based compensation	142,878	293,880	38,909	34,671	4,308,527
Other non-cash items [note 6]	—	—	—	—	1,383,537
Net changes in non-cash working capital [note 6]	(179,975)	(34,485)	239,121	261,875	1,724,946

	(10,849,863)	(8,456,752)	(3,231,375)	(2,895,164)	(63,831,305)

INVESTING ACTIVITIES
Intellectual property	(586,124)	(552,319)	(99,066)	(187,283)	(6,085,404)
Property and equipment	(49,691)	(29,342)	(11,386)	(8,294)	(673,039)
Purchase of short-term investments	(742,853)	(801,358)	(255,688)	(261,480)	(48,862,320)
Redemption of short-term investments	—	10,158,000	—	—	23,578,746
Investment in BCY LifeSciences Inc.	—	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343

	(1,378,668)	8,774,981	(366,140)	(457,057)	(29,045,072)

FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	—	127,500	—	85,000	15,208,468
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings [note 2]	12,063,394	—	—	—	42,856,898

	12,063,394	127,500	—	85,000	96,202,751

Increase (decrease) in cash and cash equivalents during the period	(165,137)	445,729	(3,597,515)	(3,267,221)	3,326,374
Cash and cash equivalents, beginning of the period	3,491,511	3,511,357	6,923,889	7,224,307	—

Cash and cash equivalents, end of the period	3,326,374	3,957,086	3,326,374	3,957,086	3,326,374

See accompanying notes

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007 (unaudited)
1. ACCOUNTING POLICIES
These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The notes presented in these unaudited interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s most recent annual financial statements. The information as at and for the year ended December 31, 2006 has been derived from the Company’s audited financial statements.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those used in the Company’s most recent annual financial statements except for the following:
Adoption of New Accounting Policies
Financial Instruments
On January 1, 2007, the Company prospectively adopted, without restatement, CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” and Section 1530 “Other Comprehensive Income”. Pursuant to the transitional provisions of Section 3855, the Company classified its short-term investments as held-to-maturity fixed income securities and recorded its Alberta Heritage Foundation interest free loan at fair value. As a result, there were no adjustments made to short-term investments or other comprehensive income and there was a decrease in the Alberta Heritage Foundation loan of $150,000 with a corresponding decrease of $150,000 in the Company’s deficit.
Financial Assets
Financial assets are comprised of cash and cash equivalents, accounts receivable (mainly goods and service tax receivable), and short-term investments.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and interest bearing deposits with the Company’s bank.
Short-term investments
The Company determines the appropriate classification of its short-term investments at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments can be classified as held-for-trading, available-for-sale or held-to-maturity. Currently, the Company has classified all of its short-term investments as held-to-maturity as it has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method. Such amortization and interest on securities classified as held-to-maturity are included in interest income.
Financial Liabilities
Financial liabilities are comprised of trade accounts payable and accrued liabilities.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007 (unaudited)
2. SHARE CAPITAL
Authorized:
Unlimited number of common shares

Issued:	Shares		Warrants
		Amount		Amount
	Number	$	Number	$

Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932

Exercise of options	284,000	241,400	—	—

Expired warrants	—	—	(112,800)	(213,192)

Balance, December 31, 2006	36,520,748	83,083,271	2,672,000	4,216,740

Issued for cash pursuant to February 22, 2007 public offering (a)	4,600,000	11,362,000	2,300,000	2,438,000

Share issue costs	—	(1,736,606)	—	—

Balance, September 30, 2007	41,120,748	92,708,665	4,972,000	6,654,740

(a)	Pursuant to a public offering, 4,600,000 units were issued at an issue price of $3.00 per unit for gross proceeds of $13,800,000. Each unit included one common share (ascribed value of $2.47) and one-half of one common share purchase warrant (ascribed value of $0.53) for a total of 2,300,000 warrants. The ascribed value was determined using the relative fair value method. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010. Share issue costs for this offering were $1,736,606.
The following table summarizes the weighted average assumptions used in the Black-Scholes Model with respect to the valuation of warrants:

2007

Risk-free interest rate	4.08%
Expected hold period to exercise	3 years
Volatility	62.8%
Dividend yield	—

There were no warrants issued during the nine month period ending September 30, 2006.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007 (unaudited)
The following table summarizes the Company’s outstanding warrants as at September 30, 2007:

						Weighted
						Average
	Outstanding,	Granted	Exercised	Expired		Remaining
Exercise	Beginning of	During the	During the	During the	Outstanding,	Contractual
Price	the Period	Period	Period	Period	End of Period	Life (years)

$3.50	—	2,300,000	—	—	2,300,000	2.40

$5.65	320,000	—	—	—	320,000	1.25

$6.15	1,600,000	—	—	—	1,600,000	1.25

$8.00	752,000	—	—	—	752,000	0.15

	2,672,000	2,300,000	—	—	4,972,000	1.62

3. STOCK BASED COMPENSATION
Stock Option Plan
The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding:

	2007		2006
		Weighted		Weighted
		Average		Average
	Stock	Share Price	Stock	Share Price
	Options	$	Options	$

Outstanding, January 1	3,537,950	4.88	3,634,550	4.66
Granted during period	100,000	3.28	100,000	3.85
Exercised during period			(150,000)	0.85
Cancelled	(140,000)	2.90	—	—

Outstanding, September 30	3,497,950	4.84	3,584,550	4.79

Options exercisable, September 30	3,290,450	4.94	3,352,050	4.91

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007 (unaudited)
The following table summarizes information about the stock options outstanding and exercisable at September 30, 2007:

		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Range of Exercise	Number	Contractual	Price	Number	Price
Prices	Outstanding	Life (years)	$	Exercisable	$

$0.75 - $1.00	318,550	2.1	0.85	318,550	0.85
$1.65 - $2.37	358,400	6.1	1.95	338,400	1.95
$2.70 - $3.50	800,250	6.7	3.15	625,250	3.13
$4.00 - $5.00	1,208,250	7.0	4.86	1,195,750	4.86
$6.77 - $9.76	684,500	4.4	8.66	684,500	8.66
$12.15 - $13.50	128,000	3.1	12.63	128,000	12.63

	3,497,950	5.7	4.84	3,290,450	4.94

Options granted vest immediately or annually over one, three or four years at the discretion of the Board. The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 4,052,075 common shares for issuance relating to outstanding stock options.
As the Company is following the fair value based method of accounting for stock options, the Company recorded compensation expense of $38,909 and $142,878 for the three and nine month periods ending September 30, 2007, respectively (September 30, 2006 – $34,671 and $293,880, respectively) with respect to the granting of options in the period and vesting of options issued in prior periods with an offsetting credit to contributed surplus.
The estimated fair value of stock options issued during the nine month period ending September 30, 2007 was determined using the Black-Scholes Model using the following weighted average assumptions and fair value of options:

	2007	2006

Risk-free interest rate	4.11%	4.24%
Expected hold period to exercise	3.5 years	3.5 years
Volatility	63%	64%
Dividend yield	—	—
Weighted average fair value of options	$1.56	$1.86

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007 (unaudited)
4. CONTRIBUTED SURPLUS

Amount
$

Balance, December 31, 2005	7,912,584

Expired warrants	213,192

Stock based compensation	403,550

Exercise of stock options	—

Balance, December 31, 2006	8,529,326

Stock based compensation	142,878

Balance, September 30, 2007	8,672,204

5. DEFICIT

Amount
$

Balance, December 31, 2005	50,732,542

Net loss for the year	14,297,524

Balance, December 31, 2006	65,030,066

Adjustment – Alberta Heritage Foundation loan [note 1]	(150,000)

Net loss and comprehensive loss, September 30, 2007	11,556,714

Balance, September 30, 2007	76,436,780

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007 (unaudited)
6. ADDITIONAL CASH FLOW DISCLOSURE
Net Change In Non-Cash Working Capital

					Cumulative
	Nine	Nine	Three	Three	from
	Month	Month	Month	Month	inception
	Period	Period	Period	Period	on April 2,
	Ending	Ending	Ending	Ending	1998 to
	September	September	September	September	September
	30, 2007	30, 2006	30, 2007	30, 2006	30, 2007
	$	$	$	$	$

Change in:
Accounts receivable	47,366	9,750	10,080	16,507	(36,637)
Prepaid expenses	224,729	(691,329)	384,380	(233,919)	(413,811)
Accounts payable and accrued liabilities	(318,357)	671,927	(147,926)	457,687	2,298,064

Net change in non-cash working capital	(46,262)	(9,652)	246,534	240,275	1,847,616
Portion related to investing activities	(133,713)	(24,833)	(7,413)	21,600	(122,670)

Net change associated with operating activities	(179,975)	(34,485)	239,121	261,875	1,724,946

					Cumulative
Other Non-Cash Items	Nine	Nine	Three	Three	from
	Month	Month	Month	Month	inception on
	Period	Period	Period	Period	April 2,
	Ending	Ending	Ending	Ending	1998 to
	September	September	September	September	September
	30, 2007	30 ,2006	30, 2007	30, 2006	30, 2007
	$	$	$	$	$

Foreign exchange loss	—	—	—	—	425,186
Donation of medical equipment	—	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	—	—	150,000
Future income tax recovery	—	—	—	—	(1,115,000)

	—	—	—	—	1,383,537

7. SHORT-TERM INVESTMENTS
Short-term investments, consisting of Government of Canada treasury bills, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The objectives for holding short-term investments are to invest the Company’s excess cash resources in investment vehicles that provide a better rate of return compared to the Company’s interest bearing bank

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007 (unaudited)
account with limited risk to the principal invested. The Company also intends to match the maturities of these short-term investments with the cash requirements of the Company’s activities.

					Effective
	Original	Accrued	Carrying	Fair	Interest
	Cost	Interest	Value	Value	Rate

September 30, 2007
Short-term investments	24,413,733	451,357	24,865,090	24,868,366	4.23%

December 31, 2006
Short-term investments	23,672,719	449,518	24,122,237	24,124,810	3.95%

Fair value is determined by using published market prices provided by the Company’s investment advisor.
8. ALBERTA HERITAGE FOUNDATION LOAN
The Company received an interest free loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.
9. COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Shareholder Information
For public company filings please go to www.sedar.com or contact us at:
Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7
www.oncolyticsbiotech.com
Officers
Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Scientific Officer
Karl Mettinger, MD, PhD
Chief Medical Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Mary Ann Dillahunty, JD, MBA
Vice President, Intellectual Property
Directors
Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
Ger van Amersfoort
Biotech Consultant
William. A. Cochrane, OC, AOE, MD, FRCP(C)
Biotech Consultant
Jim Dinning, BCom, MPA
Chairman, Western Financial Group
Ed Levy, PhD
Adjunct Professor, University of British Columbia
J. Mark Lievonen, CA
President, Sanofi Pasteur Limited
Bob Schultz, FCA
Corporate Director
Fred A. Stewart, QC
President, Fred Stewart and Associates Inc.

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW, Calgary, AB T2N 1X7
Phone: (403) 670.7377 Fax: (403) 283.0858
www.oncolyticsbiotech.com